

December 22, 2006

Via U.S. Mail and Facsimile

Mr. Michel Bouchard, President and Director
Cadiscor Resources, Inc.
1225 Gay-Lussac, Boucherville
Quebec, Canada J4B 7K1

> **Re:** **Cadiscor Resources Inc.**
> **Registration Statements on Forms 10-SB**
> **Filed November 27, 2006**
> **File No. 0-52252**

Dear Mr. Bouchard:

We have reviewed your response letter and amended filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

1.   Please ensure that the next EDGARIZED amendment is paginated.

2.   Your response to prior comment 6 does not address why the distribution of the Cadiscor common stock does not constitute a distribution of shares which should have been registered under the Securities Act. Please see Staff Legal Bulletin No. 4, which is available at http://www.sec.gov/interps/legal/slbcf4.txt. Please tell us why you believe that the issuance/distribution of the securities to Strateco security holders was exempt from registration.

Description of Business, page 4

3.   We note your response to comment number 7. Please further expand your explanation to discuss what alternatives were considered to the spin-off, why the spin-off was favored, and how you arrived to the particular transaction terms, including the consideration paid for the properties transferred to Cadiscor.

4.   Please disclose the total amount, including the amounts paid pursuant to the option and venture agreement, paid to GeoNova in consideration for the Discovery property.

Material Risks of Operation for the Business, page 10

5.   We reissue prior comment 10. A number of your subheadings described a fact about your company without discussing the associated risk. Please revise.

Reports to security holders, page 17

6.   Please revise the address of the SEC's public reference room. The correct address is 100 F St. NE, Washington, DC 20549-7010.

Recent Sales of Unregistered Securities, page 67

7.   Please correct the reference to Section 12(g) of the Securities Act. Your discussion suggests that you are referring to Section 12(g) of the Exchange Act.

Financial Statements

8.   We note you filed a Form 10-QSB for this period on November 13, 2006; however this document did not include the financial statement information under the accommodation of Regulation 13A-13(c). Therefore, please amend your registration statement to include the updated financial statements for the quarterly period ending September 30, 2006.

Exhibits

9.   We note the date of the consent filed as Exhibit 10.3 from your auditors is November 6, 2006; however the amended document was filed on November 27, 2006. Please ensure your next amendment includes a consent from your auditors that is of a date more recent and consistent with the filing date.

Closing Information

 As appropriate, please amend your filings and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

 In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

 In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

 You may contact Shannon Buskirk at 202-551-3763 or April Sifford, Accounting Branch Chief, at 202-551-3684 if you have questions regarding comments on the financial statements and related matters. Direct any questions regarding any engineering matters to Ken Schuler, Mining Engineer, at 202-551-3718. Please contact Carmen

Moncada-Terry at 202-551-3687 or the undersigned at 202-551-3740 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director

cc: S. Burkirk
        K. Schuler
        C. Moncada-Terry